Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

(in millions)

	Three Months Ended March 31,		Year Ended December 31
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Earning (loss) from continuing operations before income taxes and equity in earnings (losses) of unconsolidated entities	$223.0	$90.0	$906.0	$1,036.9	$1,053.4	$823.5	$828.3
Fixed charges	119.0	111.0	458.0	233.6	213.6	237.0	280.2
Amortization of capitalized interest	0.8	1.0	3.4	3.5	3.2	2.9	2.6
Capitalized interest	(1.3)	(0.7)	(3.8)	(1.9)	(1.9)	(2.3)	(3.4)

Total earnings (a)	$341.5	$201.3	$1,363.6	$1,272.1	$1,268.4	$1,061.1	$1,107.7

Fixed Charges:
Interest expensed	$94.6	$93.6	$387.4	$190.3	$163.9	$188.4	$219.0
Capitalized interest	1.3	0.7	$3.8	$1.9	$1.9	2.3	3.4
Amortization of debt issue costs	12.0	5.0	$19.0	$10.8	$19.7	19.9	29.4
Interest included in rent expense	11.1	11.7	$47.8	$30.6	$28.1	26.4	28.4

Total fixed charges (b)	$119.0	$111.0	$458.0	$233.6	$213.6	$237.0	$280.2

Ratio of earnings to fixed charges (a/b)	2.9	1.8	3.0	5.4	5.9	4.5	4.0

In calculating the ratio of earnings to fixed charges, “earnings” are the sum of (a) earnings from continuing operations before income taxes and equity in earnings (losses) of unconsolidated entities plus (b) fixed charges and amortization of capitalized interest, less (c) interest capitalized. “Fixed charges” include (a) interest expense, (b) capitalized interest and (c) amortization of debt issue costs, as well as (d) the imputed interest component of rental expense.